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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
                             Tender Offer Statement
      Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                            ------------------------
                  DONNELLEY ENTERPRISE SOLUTIONS INCORPORATED
                           (Name of Subject Company)

                             DESI ACQUISITION, INC.
                               BOWNE & CO., INC.
                                   (Bidders)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   25786M108
                     (CUSIP Number of Class of Securities)

                               DENISE K. FLETCHER
                            CHIEF FINANCIAL OFFICER
                               BOWNE & CO., INC.
                               345 HUDSON STREET
                            NEW YORK, NEW YORK 10014
                           TELEPHONE: (212) 924-5500
            (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:

                             ALAN G. SCHWARTZ, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                           TELEPHONE: (212) 455-2000

                           CALCULATION OF FILING FEE

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            Transaction Valuation*                          Amount of Filing Fee**
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
                 $115,251,990                                      $23,051
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*    Based on the offer to purchase all of the outstanding shares of Common
     Stock of the Subject Company at $21.00 cash per share, 5,010,277 Shares outstanding and 477,913 options outstanding as of May 28, 1998.

**   1/50 of 1% of Transaction Valuation.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:
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     This Tender Offer Statement on Schedule 14D-1 relates to the offer by DESI
Acquisition, Inc., a Delaware corporation (the "Purchaser"), a wholly owned subsidiary of Bowne & Co., Inc., a New York corporation (the "Parent"), to purchase all of the outstanding shares of Common Stock, $.01 par value per share (the "Shares"), of Donnelley Enterprise Solutions Incorporated, a Delaware corporation (the "Company"), at a purchase price of $21.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated as of June 3, 1998 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as amended from time to time, constitute the "Offer"), a copy of which is attached hereto as Exhibit (a)(2).

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Donnelley Enterprise Solutions Incorporated. The information set forth in Section 7 ("Certain Information Concerning the Company") of the Offer to Purchase is incorporated herein by reference.

     (b) The exact title of the class of equity securities being sought in the Offer is Common Stock, par value $.01 per share, of the Company. The information set forth in the Introduction (the "Introduction") of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 6 ("Price Range of Shares; Dividend Policy") of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(d) and (g) This Statement is filed by the Purchaser and the Parent. The information set forth in Section 8 ("Certain Information Concerning the Purchaser and the Parent") of the Offer to Purchase and in Schedule I thereto is incorporated herein by reference.

     (e) and (f) During the last five years, neither the Purchaser nor the Parent nor, to the best knowledge of the Purchaser or the Parent, any of the persons listed in Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) and (b) The information set forth in Section 8 ("Certain Information Concerning the Purchaser and the Parent") and Section 10 ("Background of the Offer; Contacts with the Company") and Section 11 ("The Merger Agreement") of the Offer to Purchase and in Exhibit (c)(1) of this Schedule 14D-1 is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) and (b) The information set forth in Section 9 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(e) The information set forth in the Introduction, Section 10 ("Background of the Offer; Contacts with the Company"), Section 11 ("The Merger Agreement"), Section 12 ("Purpose of

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the Offer; the Merger; Plans for the Company") and Section 13 ("Dividends and
Distributions") of the Offer to Purchase is incorporated herein by reference.

     (f)-(g) The information set forth in Section 14 ("Effect of the Offer on the Market for the Shares, Nasdaq Listing and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) and (b) The information set forth in the Introduction and Section 8 ("Certain Information Concerning the Purchaser and the Parent") of and Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the Introduction, Section 8 ("Certain Information Concerning the Purchaser and the Parent"), Section 10 ("Background of the Offer; Contacts with the Company"), Section 11 ("The Merger Agreement") and Section 12 ("Purpose of the Offer; the Merger; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the Introduction and Section 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in Section 8 ("Certain Information Concerning the Purchaser and the Parent") of the Offer to Purchase is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

     (a) None.

     (b) and (c) The information set forth in Section 16 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 14 ("Effect of the Offer on the Market for the Shares, Nasdaq Listing and Exchange Act Registration") and
Section 16 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

     (e) None.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1) Offer to Purchase dated as of June 3, 1998.

     (a)(2) Letter of Transmittal.

     (a)(3) Notice of Guaranteed Delivery.

     (a)(4) Letter from the Dealer Managers to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

     (a)(5) Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

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     (a)(6) Guidelines for Certification of Taxpayer Identification Number on
Substitute Form W-9.

     (a)(7) Summary Advertisement as published on June 3, 1998.

     (a)(8) Press Release issued by the Parent on May 28, 1998.

     (b)(1) Credit Agreement, dated as of July 7, 1997, by and among Bowne & Co., Inc., the subsidiary borrowers party thereto, Fleet Bank, National Association, as Administrative Agent, the Bank of Montreal, as Documentation Agent and the lenders party thereto (incorporated by reference to Exhibit 99 to Bowne & Co., Inc.'s annual report on Form 10-K for the year ended December 31,
1997).

     (c)(1) Agreement and Plan of Merger, dated as of May 27, 1998, by and among Bowne & Co., Inc., DESI Acquisition, Inc. and Donnelley Enterprise Solutions Incorporated.

     (c)(2) Stockholders' Agreement, dated as of May 27, 1998, between Bowne & Co., Inc. and R.R. Donnelley & Sons Company.

     (c)(3) Confidentiality and Standstill Agreement, dated as of March 19, 1998, between Bowne & Co., Inc. and Donnelley Enterprise Solutions Incorporated.

     (d) None.

     (e) Not applicable.

     (f) Not applicable.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          BOWNE & CO., INC.

                                          By: /s/   DENISE K. FLETCHER
                                            ------------------------------------
                                            Name: Denise K. Fletcher
                                            Title:Senior Vice President
                                               and Chief Financial Officer

                                          DESI ACQUISITION, INC.

                                          By: /s/   DENISE K. FLETCHER
                                            ------------------------------------
                                            Name: Denise K. Fletcher
                                            Title:Senior Vice President
                                               and Chief Financial Officer

Date: June 3, 1998

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                                 EXHIBIT INDEX

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EXHIBIT                                                                  PAGE
  NO.                              DESCRIPTION                           NO.
-------                            -----------                           ----
11(a)(1)   Offer to Purchase dated June 3, 1998........................
11(a)(2)   Letter of Transmittal.......................................
11(a)(3)   Notice of Guaranteed Delivery...............................
11(a)(4)   Letter from the Dealer Managers to Brokers, Dealers,
           Commercial Banks, Trust Companies and Nominees..............
11(a)(5)   Letter to clients for use by Brokers, Dealers, Commercial
           Banks, Trust Companies and Nominees.........................
11(a)(6)   Guidelines for Certification of Taxpayer Identification
           Number on Substitute Form W-9...............................
11(a)(7)   Summary Advertisement as published on June 3, 1998..........
11(a)(8)   Press Release issued by the Parent on May 28, 1998..........
11(b)(1)   Credit Agreement, dated as of July 7, 1997, by and among
           Bowne & Co., Inc., the subsidiary borrowers party thereto,
           Fleet Bank, National Association, as Administrative Agent,
           the Bank of Montreal, as Documentation Agent and the lenders party thereto (incorporated by reference to Exhibit 99 to
           Bowne & Co., Inc.'s annual report on Form 10-K for the year ended December 31, 1997)....................................
11(c)(1)   Agreement and Plan of Merger, dated as of May 27, 1998, by and among Bowne & Co., Inc., DESI Acquisition, Inc. and
           Donnelley Enterprise Solutions Incorporated.................
11(c)(2)   Stockholders' Agreement, dated as of May 27, 1998, between
           Bowne & Co., Inc. and R.R. Donnelley & Sons Company.........
11(c)(3)   Confidentiality and Standstill Agreement, dated as of March
           19, 1998, between Bowne & Co., Inc. and Donnelley Enterprise
           Solutions Incorporated......................................
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